LENZING

04035127

82-3207

SEHR GEEHRTE DAMEN UND HERREN, SEHR GEEHRTE AKTIONÄRE!

Leider ist uns bei der Erstellung des Aktionärsbriefes 1/2004 ein Fehler unterlaufen. Wir ersuchen Sie daher, Ihre Exemplare gegen die nun vorliegenden auszutauschen.

Wir bedauern diesen Fehler und danken für Ihr Verständnis.

Mit besten Grüssen
Lenzing AG
Konzernkommunikation.

Lenzing, 24.5.2004

SUPPL

RECEIVED
2004 JUN -8 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LADIES AND GENTLEMEN, DEAR SHAREHOLDERS,

Unfortunately a mistake has been made in the production of Shareholders' Letter 1/2004. Therefore we would ask you to replace your copies with the present corrected versions.

We apologize for this mistake and thank you for your understanding.

With best regards
Lenzing AG
Corporate Communications

Lenzing, 24 May 2004

PROCESSED
JUL 06 2004
THOMSON FINANCIAL



LETTER TO SHAREHOLDERS

QUARTER 01

04

INCREASE IN SALES DUE TO HIGHER PRODUCTION

TENCEL ACQUISITION – A MILESTONE FOR LENZING

SHAREHOLDERS' MEETING: 4 JUNE 2004, LENZING

THE WORLD LEADER IN

CELLULOSE FIBER

TECHNOLOGY

LENZING

LETTER TO SHAREHOLDERS QUARTER 01 04

DEAR SHAREHOLDER,

The business year 2004 has been off to a satisfactory start for the Lenzing Group. Although the overall cyclical conditions in Europe continue to be less than positive, Lenzing succeeded in making optimum use of the persisting boom in the textile industry in China, on account of its good presence on the market in Asia. The US-dollar exchange rate, which was down by about 16% compared to the first quarter of last year, had a negative impact, though, on average earnings.

THE LENZING GROUP

PRODUCTION INCREASE LEADS TO CLEAR RISE IN SALES

In comparison to the first quarter 2003, the Lenzing Group succeeded in expanding its consolidated sales by 4.4%, i.e. to EUR 157.4 million, during the first quarter of 2004. This rise is a reflection of the clearly increased fiber production at the Lenzing site, after the expansion program of last year has been completed. On account of the weaker dollar/euro exchange rate, a basic effect (the comparable figures for the first quarter 2003 showed a record value for operations), as well as the expenses due to the Tencel acquisition, the result decreased slightly, but continues to be on a high level. The net income before taxes and minority interests amounted to EUR 18.4 mill., which is below the previous year's value of EUR 21.3 mill. The net income after minority interests amounted to EUR 12.6 mill. (after EUR 14.8 mill. for the same quarter last year).

The EBIT margin for the first quarter was 10.9% (2003: 13.7%), and the EBITDA margin amounted to 18.7% (after 21.0%).

At the end of the first quarter, the Lenzing Group had a staff of 3,071 (after 3,386*) at the end of the first quarter 2003).

THE FIBERS SECTOR

POSITIVE DEMAND CONTINUES

International business activities in the industry basically experienced a positive development in recent months, with the very vigorous demand in Asia, in terms of quantity, being the main factor. However, the euro/dollar exchange rate favored textile imports from Asia to Europe and decreased the earnings of European manufacturers from exports to Asia, in spite of the implemented price adjustments.

*) incl. LUSAC-Group

LETTER TO SHAREHOLDERS QUARTER 01 04

QUARTERLY REPORT

RECEIVED
2004 JUN -8 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INCOME STATEMENT

US GAAP on a Group Basis	1-3/2004 EUR mill.	1-3/2003 EUR mill.
Sales	**157.4**	**150.7**
Cost of goods sold	-115.0	-108.6
Gross profit	**42.4**	**42.1**
Operating expenses	-25.8	-21.9
Other income	0.5	0.5
Gains and losses on the sale of property, plant and equipment	0.0	0.0
Income from operations	**17.1**	**20.7**
Financial result	**1.3**	**0.6**
Net income before taxes and minority interest	**18.4**	**21.3**
Income taxes	-5.8	-6.4
Net income from continuing operations	**12.6**	**14.9**
Discontinued operations	**0.0**	**-0.1**
Net income before minority interest	**12.6**	**14.8**
Minority interest	0.0	0.0
Net income	**12.6**	**14.8**
Total other comprehensive income/loss	-1.4	-0.3
Comprehensive income	**11.2**	**14.5**
	EUR	**EUR**
Earnings per share from continuing operations	3.43	4.05
Earnings per share total	3.43	4.03

BALANCE SHEET COMPARISON

US GAAP on a Group Basis	31/3/2004 EUR mill.	in %	31/3/2003 EUR mill.	in %
ASSETS				
Current assets	286.9	35.5	271.3	37.8
Investments and loans	43.3	5.3	43.9	6.1
Property, plant and equipment	468.9	58.0	388.4	54.0
Other non-current assets	9.6	1.2	14.9	2.1
TOTAL ASSETS	**808.7**	**100.0**	**718.5**	**100.0**
LIABILITIES AND EQUITY				
Current liabilites	128.5	15.9	131.6	18.3
Net liabilities of discontinued division	-	-	5.1	0.7
Non-current liabilities	264.2	32.7	215.0	30.0
Minority interest	0.2	0.0	0.1	0.0
Stockholders´equity	415.8	51.4	366.7	51.0
TOTAL LIABILITIES AND EQUITY	**808.7**	**100.0**	**718.5**	**100.0**

	2004	2003
Investments into intangible fixed assets and property, plant and equipment in EUR mill. between Jan. 1 and March 31*)	9.9	15.5
Staff on March 31	3,071	3,386*)

*) incl. LUSAC-Group

LENZING AG

The fibers division of Lenzing AG once more achieved a satisfactory result for the first quarter 2004. The expansion of the production capacities was completed on time at the end of 2003, so that it was possible to adequately meet the demand for Lenzing's special fibers from Asia. The sale of Modal fibers, in particular, continued to develop positively, with prices moving upwards.

SOUTH PACIFIC VISCOSE

For South Pacific Viscose, our associated company in Indonesia, the first quarter 2004 was very successful. Demand continued to be lively, both from Indonesia and regarding export activities. However, higher pulp prices had a negative impact and necessarily called for price adjustments.

LENZING LYOCELL

At Lenzing Lyocell, Heiligenkreuz, the second production line was taken into operation. As expected, the characteristic of the start-up curve affected the result of Lenzing Lyocell in the beginning.

TENCEL ACQUISITION – A MILESTONE FOR LENZING

After several months of negotiations, agreement was reached on the take-over of the Tencel group of companies at the beginning of May. This marks a milestone for the Lenzing Group. With the acquisition of Tencel, Lenzing will further strengthen its position as a manufacturer of high-quality, cellulose-based fibers.

Tencel operates one large-scale Lyocell fiber plant each in the USA (Mobile, Alabama) and the United Kingdom (Grimsby), with a total nominal capacity of about 80,000 tons per year, and has a staff of about 350, including their worldwide support and marketing force. In 2003, annual sales amounted to EUR 100 mill. During the past decade, Tencel and Lenzing independently developed the Lyocell fiber technology, bringing it to large-scale industrial maturity.

With this acquisition, Lenzing has tripled its Lyocell capacity, thereby reaching the critical size that is necessary for a sustainable and profitable Lyocell operation. With Tencel, Lenzing takes over a most successful brand name, together with a global marketing network. As a result, Lenzing is now in a position to use the capacities available at the three Lyocell production sites with more flexibility and to meet market and customer needs in an optimum fashion.

The impact of this sector will be considerably increased, since the two groups combine their know-how in technology and applications. Tencel will become part of the business units for textile fibers and nonwovens fibers, which were set up in the course of implementing the new corporate organizational structure at the beginning of the year 2004.

LENZING TECHNIK

POSITIVE INFLOW OF ORDERS

After the order boom last year and the completion of large-scale projects within the Lenzing Group, the course of business at Lenzing Technik has once again returned to the level of a good "regular year". Orders arrived at a gratifying level during the first quarter 2004, although clearly lower sales will be achieved at the Lenzing site for the current year. The quite satisfactory result for the quarter is also above the average achieved in recent years.

LENZING PLASTICS

POSITIVE DEVELOPMENT CONTINUES

Lenzing Plastics can look back on a very good first quarter 2004. Business with thermoplastic products developed positively, and the same applies to the sale of high-quality PTFE products for packings. The sales of insulating materials for the construction industry were off to a good start. The result of Lenzing Plastics for the quarter under review was satisfactory and was above the value for the previous year.

PAPER DIVISION

LARGE QUANTITIES SOLD – UNSATISFACTORY PRICES

During the first quarter 2004, the paper division of Lenzing AG recorded sales of sizeable quantities. In view of the persisting slack economic activity in Europe, the situation regarding prices was highly unsatisfactory, though. The business unit therefore did not achieve a satisfactory result, which also had a noticeable effect on the Group's result.

FORTHCOMING EVENTS

The 60th ordinary shareholders' meeting of Lenzing AG will take place at Lenzing, at the "Kulturzentrum", on 4 June at 11.00 hrs. We ask all shareholders to take account of the relevant depositing provisions when intending to take part in the assembly.

Lenzing AG and Mr. Jochen Werz have resolved their differences concerning the sale of the majority share in Lenzing AG's subsidiary LFC. Thus the accusations concerning Mr. Werz shall not be maintained.

The Management Board will propose to the shareholders' meeting to approve a dividend increased to six euros per share (after four euros). The date for dividend payment has been set for 15 June, with 8 June being the ex-dividend date.

MORE MODAL FROM LENZING

OUTLOOK

We expect an altogether satisfactory development of the fibers sector in the further course of the present business year. The good demand for viscose fibers in the textile sector, especially for Modal, is likely to continue beyond the first semester of the year. Lenzing is reacting to this trend by making additional Modal capacities available by an investment package for reconstructions at the Lenzing site of EUR 15 mill. The new facility will be available as of the middle of the year. On account of the improved cyclical prospects, one can also expect a positive development for nonwovens. Further price increases are being planned.

South Pacific Viscose (SPV), our associate, is also expecting a continuation of the good demand. Production at SPV is running to full capacity.

The integration of Tencel into the Group's structure and the start-up of the second production line at Heiligenkreuz are the main activities regarding Lyocell for the weeks to come. Demand for Lyocell fibers continues to be good.

We expect a positive development for Lenzing Technik and Lenzing Plastics, the non-fiber-specific business sectors. Due to cyclical reasons, the paper sector will have to face another difficult year.

Altogether the Lenzing Group expects a satisfactory development for the coming months. However, the general situation in world politics, the recently very volatile development of the dollar exchange rate, as well as the development of cotton prices have resulted in uncertainties for 2004, which may have an impact on the development of our result.

We will inform you of the further development of our corporate group when publishing our result for the first semester on 26 August.

Lenzing, May 2004 **The Management Board**

EBIT IN EUR MILL.


25
20
15
10
5
0
20.7
17.1
1-3/2003
1-3/2004

NET INCOME*) IN EUR MILL.


20
15
10
5
0
14.9
12.6
1-3/2003
1-3/2004

*) from continuing operations